SEC 1745 (6-01)	Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549	OMB APPROVAL
OMB Number: 3235-0145
Expires: October 31, 2002
Estimated average burden hours per response. . . 14.9

SCHEDULE 13G

Under the Securities Exchange Act of 1934 (Amendment No. 1)*

Therma-Wave, Inc.
(Name of Issuer)
Common
(Title of Class of Securities)
88343A108
(CUSIP Number)
December 31, 2001
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☒	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 88343A108

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Sutter Hill Ventures, A California Limited Partnership 77-0287059

2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒

3.	SEC Use Only

4.	Citizenship or Place of Organization California, USA

Number of Shares Beneficially Owned By Each Reporting Person With	5.	Sole Voting Power 282,917

	6.	Shared Voting Power 0

	7.	Sole Dispositive Power 282,917

	8.	Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 282,917

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

11.	Percent of Class Represented by Amount in Row (9) 1.2%

12.	Type of Reporting Person (See Instructions) PN

CUSIP No. 88343A108

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Sutter Hill Entrepreneurs Fund (AI), L.P. 94-3338942

2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒

3.	SEC Use Only

4.	Citizenship or Place of Organization California, USA

Number of Shares Beneficially Owned By Each Reporting Person With	5.	Sole Voting Power 0

	6.	Shared Voting Power 0

	7.	Sole Dispositive Power 0

	8.	Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 0

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

11.	Percent of Class Represented by Amount in Row (9) 0.0%

12.	Type of Reporting Person (See Instructions) PN

CUSIP No. 88343A108

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Sutter Hill Entrepreneurs Fund (QP), L.P. 94-3338941

2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒

3.	SEC Use Only

4.	Citizenship or Place of Organization California, USA

Number of Shares Beneficially Owned By Each Reporting Person With	5.	Sole Voting Power 0

	6.	Shared Voting Power 0

	7.	Sole Dispositive Power 0

	8.	Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 0

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

11.	Percent of Class Represented by Amount in Row (9) 0.0%

12.	Type of Reporting Person (See Instructions) PN

CUSIP No. 88343A108

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) David L. Anderson

2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒

3.	SEC Use Only

4.	Citizenship or Place of Organization USA

Number of Shares Beneficially Owned By Each Reporting Person With	5.	Sole Voting Power 258,748*

	6.	Shared Voting Power 282,917**

	7.	Sole Dispositive Power 258,748*

	8.	Shared Dispositive Power 282,917**

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 541,665

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

11.	Percent of Class Represented by Amount in Row (9) 2.2%

12.	Type of Reporting Person (See Instructions) IN

*Includes 21,907 shares held by David L. Anderson in his Keogh account, 137,393 shares held by The Anderson Living Trust, of which Mr. Anderson is trustee, and 99,448 shares held by Anvest, L.P. of which Mr. Anderson is General Partner. Mr. Anderson disclaims beneficial ownership of the trust’s and partnership’s shares except as to his pecuniary interest in the trust and the partnership.

** Shares held by Sutter Hill Ventures, A California Limited Partnership, of which Mr. Anderson is a Managing Director of the General Partner. David L. Anderson disclaims beneficial ownership of these partnership shares except as to his pecuniary interest in the partnership.

CUSIP No. 88343A108

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) G. Leonard Baker, Jr.

2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒

3.	SEC Use Only

4.	Citizenship or Place of Organization USA

Number of Shares Beneficially Owned By Each Reporting Person With	5.	Sole Voting Power 278,748*

	6.	Shared Voting Power 282,917**

	7.	Sole Dispositive Power 278,748

	8.	Shared Dispositive Power 282,917**

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 561,665

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

11.	Percent of Class Represented by Amount in Row (9) 2.3%

12.	Type of Reporting Person (See Instructions) IN

*Includes 21,907 shares held by a Keogh account for Mr. Baker’s benefit, and 116,800 shares held by Saunders Holdings, L.P., of which Mr. Baker is General Partner. Mr. Baker disclaims beneficial ownership of the partnership’s shares except as to his pecuniary interest in the partnership.

**Shares held by Sutter Hill Ventures, A California Limited Partnership, of which Mr. Baker is a Managing Director of the General Partner. Mr. Baker disclaims beneficial ownership of these partnership shares except as to his pecuniary interest in the partnership.

CUSIP No. 88343A108

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) William H. Younger, Jr.

2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒

3.	SEC Use Only

4.	Citizenship or Place of Organization USA

Number of Shares Beneficially Owned By Each Reporting Person With	5.	Sole Voting Power 210,179*

	6.	Shared Voting Power 282,917**

	7.	Sole Dispositive Power 210,179*

	8.	Shared Dispositive Power 282,917**

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 493,096

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

11.	Percent of Class Represented by Amount in Row (9) 2.0%

12.	Type of Reporting Person (See Instructions) IN

*Includes 88,788 shares held in a Keogh account for the benefit of Mr. Younger, and 121,391 shares held by The Younger Living Trust, of which Mr. Younger is trustee.  Mr. Younger disclaims beneficial ownership of the trust’s shares except as to his pecuniary interest therein.

**Shares held by Sutter Hill Ventures, A California Limited Partnership, of which Mr. Younger is a Managing Director of the General Partner. Mr. Younger disclaims beneficial ownership of these partnership shares except as to his pecuniary interest in the partnership.

CUSIP No. 88343A108

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Tench Coxe

2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒

3.	SEC Use Only

4.	Citizenship or Place of Organization USA

Number of Shares Beneficially Owned By Each Reporting Person With	5.	Sole Voting Power 144,432*

	6.	Shared Voting Power 282,917**

	7.	Sole Dispositive Power 144,432*

	8.	Shared Dispositive Power 282,917**

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 427,349

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

11.	Percent of Class Represented by Amount in Row (9) 1.8%

12.	Type of Reporting Person (See Instructions) IN

* Includes 70,872 shares held in a Keogh account for Mr. Coxe’s benefit, and 73,560 shares held by The Coxe/Otus Revocable Trust, of which Mr. Coxe is trustee. Mr. Coxe disclaims beneficial ownership of the trust’s shares except as to his pecuniary interest in the trust.

**Shares held by Sutter Hill Ventures, A California Limited Partnership, of which Mr. Coxe is a Managing Director of the General Partner. Mr. Coxe disclaims beneficial ownership of these partnership shares except as to his pecuniary interest in the partnership.

CUSIP No. 88343A108

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Gregory P. Sands

2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒

3.	SEC Use Only

4.	Citizenship or Place of Organization USA

Number of Shares Beneficially Owned By Each Reporting Person With	5.	Sole Voting Power 0

	6.	Shared Voting Power 282,917**

	7.	Sole Dispositive Power 0

	8.	Shared Dispositive Power 282,917**

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 282,917

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

11.	Percent of Class Represented by Amount in Row (9) 1.2%

12.	Type of Reporting Person (See Instructions) IN

**Shares held by Sutter Hill Ventures, A California Limited Partnership, of which Mr. Sands is a Managing Director of the General Partner. Mr. Sands disclaims beneficial ownership of these partnership shares except as to his pecuniary interest in the partnership.

CUSIP No. 88343A108

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) James C. Gaither

2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒

3.	SEC Use Only

4.	Citizenship or Place of Organization USA

Number of Shares Beneficially Owned By Each Reporting Person With	5.	Sole Voting Power 9,819

	6.	Shared Voting Power 282,917**

	7.	Sole Dispositive Power 9,819

	8.	Shared Dispositive Power 282,917**

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 292,736

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

11.	Percent of Class Represented by Amount in Row (9) 1.2%

12.	Type of Reporting Person (See Instructions) IN

**Shares held by Sutter Hill Ventures, A California Limited Partnership, of which Mr. Gaither is a Managing Director of the General Partner. Mr. Gaither disclaims beneficial ownership of these partnership shares except as to his pecuniary interest in the partnership.

Item 1.
	(a)	Name of Issuer Therma-Wave, Inc.
	(b)	Address of Issuer's Principal Executive Offices 1250 Reliance Way Fremont, CA 94539

Item 2.
	(a)	Name of Person Filing Exhibit A is hereby incorporated by reference
	(b)	Address of Principal Business Office or, if none, Residence See Exhibit A
	(c)	Citizenship See Exhibit A
	(d)	Title of Class of Securities Common
	(e)	CUSIP Number 88343A108

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
	(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).
	(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
	(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).
	(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).
	(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);
	(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);
	(g)	☐	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);
	(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
	(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
	(j)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(J).
N/A

Item 4.	Ownership.
Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.
(a) Amount beneficially owned: See Exhibit A which is hereby incorporated by reference and related pages 2 to 10.
(b) Percent of class: ____________________________. See Exhibit A which is hereby incorporated by reference and related pages 2 to 10.
(c) Number of shares as to which the person has:
(i) Sole power to vote or to direct the vote ___________.
(ii) Shared power to vote or to direct the vote __________________.
(iii) Sole power to dispose or to direct the disposition of _________________.
(iv) Shared power to dispose or to direct the disposition of _______________.
Instruction. For computations regarding securities which represent a right to acquire an underlying security see §240.13d3(d)(1).

See Exhibit A and related pages 2 to 10. Messrs. Anderson, Baker, Jr., Younger, Jr., Coxe, Gaither and Sands are the managing directors of the general partner of Sutter Hill Ventures, A California Limited Partnership, Sutter Hill Entrepreneurs Fund (AI), L.P. and Sutter Hill Entrepreneurs Fund (QP), L.P. and as such share the voting and disposition powers over the shares held by the partnerships. Mr. Anderson is the general partner of Anvest, L.P. and has voting and disposition powers over the shares held by the partnership. Mr. Baker, Jr. is the general partner of Saunders Holdings, L.P. and has voting and disposition powers over the shares held by the partnership.

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ X  - See Note 1 to Exhibit A].

Instruction: Dissolution of a group requires a response to this item.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

If any other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities, a statement to that effect should be included in response to this item and, if such interest relates to more than five percent of the class, such person should be identified. A listing of the shareholders of an investment company registered under the Investment Company Act of 1940 or the beneficiaries of employee benefit plan, pension fund or endowment fund is not required.

N/A
Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

If a parent holding company has filed this schedule, pursuant to Rule 13d-1(b)(ii)(G), so indicate under Item 3(g) and attach an exhibit stating the identity and the Item 3 classification of the relevant subsidiary. If a parent holding company has filed this schedule pursuant to Rule 13d-1(c) or Rule 13d-1(d), attach an exhibit stating the identification of the relevant subsidiary.

N/A
Item 8.	Identification and Classification of Members of the Group

If a group has filed this schedule pursuant to §240.13d-1(b)(1)(ii)(J), so indicate under Item 3(j) and attach an exhibit stating the identity and Item 3 classification of each member of the group. If a group has filed this schedule pursuant to §240.13d-1(c) or §240.13d-1(d), attach an exhibit stating the identity of each member of the group.

See Exhibit A
Item 9.	Notice of Dissolution of Group

Notice of dissolution of a group may be furnished as an exhibit stating the date of the dissolution and that all further filings with respect to transactions in the security reported on will be filed, if required, by members of the group, in their individual capacity. See Item 5.

N/A
Item 10.	Certification
(a)

The following certification shall be included if the statement is filed pursuant to §240.13d-1(b):

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

(b)

The following certification shall be included if the statement is filed pursuant to §240.13d-1(c):

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

We, the undersigned, hereby express our agreement that the attached Schedule 13G is filed on behalf of each of us.

SUTTER HILL VENTURES, A California Limited Partnership

By:	/S/ G. Leonard Baker, Jr.
G. Leonard Baker, Jr.
Title:	Managing Director of the General Partner

Sutter Hill Entrepreneurs Fund (AI), L.P.

By:	/S/ G. Leonard Baker, Jr.
G. Leonard Baker, Jr.
Title:	Managing Director of the General Partner

Sutter Hill Entrepreneurs Fund (QP), L.P.

By:	/S/ G. Leonard Baker, Jr.
G. Leonard Baker, Jr.
Title:	Managing Director of the General Partner

/S/ David L. Anderson
David L. Anderson

/S/ G. Leonard Baker, Jr.
G. Leonard Baker, Jr.

/S/ William H. Younger, Jr.
William H. Younger, Jr.

/S/ Tench Coxe
Tench Coxe

/S/ Gregory P. Sands
Gregory P. Sands

/S/ James C. Gaither
James C. Gaither

KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints G. Leonard Baker, Jr., William H. Younger, Jr., David E. Sweet, as one of them as his true and lawful attorneys-in-fact and agents, with full power of substitution and re substitution, for him and in his name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this Schedule 13G, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them full power and authority to do and perform each and every act and thing requisite and necessary to be done in connection therewith, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, or any of them, or their or his substitutes, may lawfully do or cause to be done by virtue thereof.

                After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

2/11/2002
Date
/s/ David L. Anderson
David L. Anderson

/s/ G. Leonard Baker, Jr.
G. Leonard Baker, Jr.

/s/ William H. Younger, Jr.
William H. Younger, Jr.

/s/ Tench Coxe
Tench Coxe

/s/ Gregory P. Sands
Gregory P. Sands

/s/ James C. Gaither
James C. Gaither

EXHIBIT A TO SCHEDULE 13G—THERMA-WAVE

	Aggregate Number of Share Beneficially Owned				of% of Total Shares

Name of Originator	Individual		Aggregate

Sutter Hill Ventures, A California Limited Partnership	282,917	Note 1			1.2%

David L. Anderson	258,748	Notes 1 & 3	541,665	Note 2	1.1 2.2	% %

G. Leonard Baker, Jr.	278,748	Notes 1 & 4	561,665	Note 2	1.1 2.3	% %

William H. Younger, Jr.	210,179	Notes 1 & 5	493,096	Note 2	0.9 2.0	% %

Tench Coxe	144,432	Notes 1 & 6	427,349	Note 2	0.6 1.8	% %

James C. Gaither	9,819	Note 1	292,736	Note 2	0.0 1.2	% %

Gregory P. Sands	0	Note 1	282,917	Note 2	0.0 1.2	% %

Sutter Hill Entrepreneurs Fund (AI), L.P.	0	Note 1			0.0%

Sutter Hill Entrepreneurs Fund (QP), L.P.	0	Note 1			0.0%

The address for all of the above is: 755 Page Mill Road, Suite A-200, Palo Alto, CA 94304

The partnerships are organized in California and the individuals are all U.S. citizens and residents.

None of the above have been convicted in any criminal proceedings nor have they been subject to judgements, decrees, or final orders enjoining future violations of Federal or State securities laws.

All of the parties are individuals or entities in the venture capital business.

Note 1: Final filing for the reporting person or entity.

Note 2:  Includes individual shares plus shares held by the following partnerships in which the reporting person is a Managing Director  of the General Partner: Sutter Hill Ventures, A California Limited Partnership, Sutter Hill Entrepreneurs Fund (AI), L.P. and Sutter Hill  Entrepreneurs Fund (QP), L.P.  The reporting person disclaims beneficial ownership of these partnerships shares except as to his  pecuniary interest in the partnerships.

Note 3:  Includes 21,907 shares held in a Keogh account for the benefit of reporting person, 137,393 shares held by The Anderson  Living Trust of which reporting person is trustee, and 99,448 shares held by Anvest, L.P., of which reporting person is General Partner.  The reporting person disclaims beneficial ownership of these shares except as to his pecuniary interest in the trust and the  partnership.

Note 4:  Includes 21,907 shares held in a Keogh account for the benefit of the reporting person and 116,800 shares held by Saunders  Holdings, L.P. of which reporting person is General Partner. The reporting person disclaims beneficial ownership of these partnership  shares except as to his pecuniary interest therein.

Note 5:  Includes 88,788 shares held in a Keogh account for the benefit of the reporting person and 121,391 shares held by The  Younger Living Trust, of which reporting person is trustee. The reporting person disclaims beneficial ownership of shares held by  the trust except as to his pecuniary interest therein.

Note 6:  Includes 70,872 shares held in a Keogh account for the benefit of the reporting person and 73,560 shares held by TheCoxe/Otus Revocable Trust, of which reproting person is trustee.The reporting person disclaims beneficial ownership of shares held by the trust except as to his pecuniary interest therein.